February 12, 2009

Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington DC 20549-7010

RE:  Adams Resources & Energy, Inc.
        Form 10-K for Fiscal Year Ended December 31, 2007
        Filed March 31, 2008
        Response Letter Dated January 27, 2009
        File No. 1-07908

Dear Mr. Hiller:

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated January 27, 2009 regarding our filing referenced above.  Where applicable, our responses refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “2007 Form 10-K”).  For your convenience, our responses below are prefaced by the staff’s corresponding comment.

COMMENT 1:

Form 10-K for the Fiscal Year Ended December 31, 2007

Management’s Discussion and Analysis, page 16

Critical Accounting Policies and Use of Estimates, page 24

Fair Value Accounting, page 24

1.
We have considered the information you provided in response to prior comment 1, regarding your accounting for various purchase and sale contracts at fair value, including your example of a typical purchase and sale arrangement.  Your example reveals a gain on a purchase contract that is associated with the interval between its initiation and the point of negotiating an offsetting contract, i.e. the period of exposure to market in advance of hedging, with subsequent changes in market prices offset.  You disclose that “...significant levels of earning are recognized in the period of contract initiation rather than the period when the service is provided...” and you state in point 1 that gross margins “...are front-ended into the period in which contracts are executed.”  Your example indicates that your ability to realize profit on these arrangements depends on success during the speculative period, in advance of offsetting contracts.

Given that you indicate that personnel and other costs associated with servicing the accounts or performing under the contracts are incurred in subsequent periods, it does not appear that your characterization of the derivative gains or losses as gross margin is accurate.  Please utilize a more descriptive term when describing the effects of accounting for your derivative contracts at fair value.  Please also disclose the relative significance of performance costs, compared to commodity costs, to better understand the “loss of margin” risk you associate with settlement in point 2; and explain how your knowledge of these costs is factored into the timing of securing offsetting contracts.

Further, your disclosure in point 3 that fair value accounting “complicates and confuses” the picture of stated financial conditions and liquidity suggests an anomaly in your financial reporting that warrants clarification.  We see that you report risk management assets and liabilities on your balance sheet and have a reconciling item in the operating section of your Statements of Cash Flows to adjust net earnings for changes in these accounts in determining the measure of operating cash flows, as expected.  Given your assertions of compliance with GAAP, and lack of similar characterization for the other reconciling items on page 34, we do not understand your rationale in casting the financial presentation as unconventional, or not representing a fair picture of the economics associated with your contract accounting.

Please disclose how frequent and to what extent gains and losses secured by offsetting contracts in one period are diminished or negated in subsequent periods, as suggested by the risk you describe in point 2 as arising from the “conversion of stated contracts or planned volumes into actual physical commodity movement volumes....”  If your contracts include provisions accommodating non or partial performance, it should be clear how these provisions are reflected in your fair value accounting.  Please submit the disclosures that you propose to address these various points with your next reply.

Response:

As further discussed below, it is our intention for future filings to essentially discontinue our previous disclosure as it was apparently causing confusion.  To specifically address your specific questions with regards to our previous disclosure, we offer the following:

1.
Your comment asks us to use a term more descriptive than gross margin.  As mentioned and discussed further below, it is our intention to essentially discontinue the previous disclosure.  Should a similar disclosure arise in future filings, we will describe such gains and losses using more descriptive terminology such as “net gain or loss impact of the mark-to-market calculation.”

2.
You asked us to disclose the relative significance of performance costs.  In general, the types of events causing significant performance risks are only those items of force majeure under the contract (i.e., a hurricane shuts down all production in areas in where we have purchase contracts in effect).  Such event could be detrimental or advantageous depending on many unpredictable variables.  We have no capacity to measure such performance risk.  However,  as discussed in more detail below, we believe our present-day mark-to-market calculation to be immaterial in its entirety. Consequently, we do not believe performance costs as it relates to mark-to-market values to be material to our financial statements.

3.
In reference to “point 3”, you state “we do not understand your rationale in casting the financial presentation as unconventional, or not representing a fair picture of the economics associated with your contract accounting.”  To respond, management originally developed this disclosure for our 2002 filing on Form 10-K during the period of the Enron bankruptcy and the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities.”  At the time, we believed that users of financial statements would find mark-to-market accounting and the concept of immediate gain recognition as unusual.  The intent of the disclosure was to notify users that accounting rules were requiring earnings to be recognized at inception of contracts, which occurred prior to completion of the performance obligations associated with the contract.  Since that time, financial statements users have become more aware of the concepts of derivative accounting and therefore, it is our intent to discontinue the previous disclosure.

4.
Finally, you asked us to disclose how frequently and to what extent gains and losses secured by offsetting contracts in one period are diminished or reported in subsequent periods.  To respond, absent an event of force majeure or bankruptcy by a counterparty, net gains and losses associated with these contracts do not change significantly.  We have not experienced any counterparty defaults affecting the mark-to-market calculation in over seven years, and as noted above, events of force majeure by their nature are very difficult to quantify.  We can state, however, that the mark-to-market variations stay in a narrow band and our track record of successfully managing mark-to-market variations dates back to the adoption of EITF-98-10.  We use only level 1 and level 2 observable inputs (as defined by SFAS No. 157, “Fair Value Measurements”) to estimate the value of these forward contracts.  We believe the disclosures required by our adoption of SFAS No. 157 beginning January 1, 2008 provide users with adequate information with which to assess our fair value measurements.  Regarding our fair value contracts, we expect all of the stated  positions to be met with no provision for partial or non-performance under the contracts absent trading partner insolvency or items of force majeure.  Further, amounts involved are immaterial (see discussion below).

In summary, it appears the disclosure originally provided may now potentially confuse the users of our financial statements.  Such disclosure was intended to illustrate for financial statement users the impact that mark-to-market accounting had on our industry and we have continued to disclose this information on an annual basis. Since 2002, from a quantitative perspective, we have experienced a marked decline in the significance of mark-to-market accounting to our financial statements.  Previously we moved over 400,000 barrels of crude oil and 1,000,000 mmbtu of natural gas per day during the 2001/2002 period.  Regarding the direct impact of the mark-to-market calculations, for the year 2007, mark-to-market valuations served to increase pre-tax earnings by $275,000.  For 2006, mark-to-market valuations served to reduce pre-tax earnings by $317,000.  By comparison, total Company pre-tax earnings for 2007 and 2006 were $25,514,000 and $15,773,000, respectively. Our analysis with respect to 2008 is not yet complete, but we expect it to show similar trends and results.  Accordingly, the relative significance of derivative financial instruments and the related mark-to-market calculation has declined substantially compared to the 2002 period when the disclosure was first  included in our Form 10-K.

Future Filings:

You have requested that we provide proposed disclosure associated with our future filings to clarify that matters that you discussed in your comments.

Given the current nature of our operations and the present day acceptance of mark-to-market accounting theory, we believe the users of our financial statements would be interested in the information we use to develop our fair value measurements associated with derivative financial instruments.  Given our adoption of SFAS No. 157 at the beginning of 2008, we believe that transparent disclosure will be provided with respect to the types of inputs we use (Level 1 or Level 2) to complete the measurement, as well as in the overall duration and significance of our fair value contracts.  In general, nearly all of our contracts are 18 months or less in duration (with none extending beyond three years), which results in readily available observable inputs to use in preparing our fair value measurements.

Although we have yet to finalize our current disclosure of Critical Accounting Policies, the following is an example of what we would likely disclose about Fair Value Accounting as a Critical Accounting Policy:

Fair Value Accounting

The Company enters into certain forward commodity contracts that are required to be recorded at fair value in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities” and related accounting pronouncements.  Such contracts are recorded as either an asset or liability measured at its fair value. Changes in fair value are recognized immediately in earnings unless the derivatives qualify for, and the Company elects, cash flow hedge accounting.  The Company had no contracts designated for hedge accounting under SFAS No. 133.

Consistent with SFAS No. 157, “Fair Value Measurements” the Company utilizes a market approach to valuing its contracts.  On a contract by contract, forward month by forward month basis, the Company obtains observable market data for valuing its contracts.  Such contracts typically have durations that are less than 18 months.    As of December 31, 2008, all of the Company’s measurements were defined as either Level 1 or Level 2 inputs by SFAS No. 157, representing quoted prices and inputs based on observable market data, respectively.

The Company’s fair value contracts give rise to market risk, which represents the potential loss that may result from a change in the market value of a particular commitment.  The Company monitors and manages its exposure to market risk to ensure compliance with the Company’s risk management policies.  Such policies are regularly assessed to ensure their appropriateness given management’s objectives, strategies and current market conditions.

Other Changes to Filings:

Please note that we have made one caption change to our financial statements as compared to the 2007 10-K.  Beginning with our March 31, 2008 Form 10-Q, the captioning of contracts subject to mark-to-market as “Risk Management Assets and Liabilities” has been changed to “Fair Value Contracts” to more clearly identify the nature of the items in the balance sheet..

Please contact me if you have additional questions at 713-881-3673.

Sincerely,

Richard B. Abshire
Vice President – Finance

cc: Tracie Towner

data/word/2008SEC/letterSEC200710-K090127